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                           THE LACLEDE GROUP, INC.
                              720 Olive Street
                          St. Louis, Missouri 63101

                                Area Code 314
                                  342-0508


GERALD T. MCNEIVE, JR.
Senior Vice President

                               October 1, 2001


The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

Ladies and Gentlemen:

     I am Senior Vice President of The Laclede Group, Inc., a Missouri corporation ("Company"), and I have acted as counsel in connection with the authorization of the possible issuance and sale from time to time by Company of shares of common stock, par value $1.00 per share ("Common Stock"), together with the preferred share purchase rights ("Rights") appurtenant thereto, as contemplated by Company's Registration Statement No. 333-40362 on Form S-3, as it may be amended from time to time ("Registration Statement").

     In connection with this opinion, I or attorneys under my supervision have reviewed such documents and records as I have deemed necessary or appropriate to enable me to express an opinion on the matters covered hereby.

     Based on the foregoing, I am of the opinion that:

     1) The Company is a corporation, duly organized and validly existing under the laws of the State of Missouri.

     2) All actions necessary to make the Common Stock validly issued, fully paid and nonassessable and the Rights attached to such Common Stock valid, legal and binding obligations of Company will have been taken when:

         a. The Registration Statement, and any amendment or amendments thereto, shall have become and remain effective and any prospectus supplement or supplements specifying certain details with respect to the offering of any of such Common Stock (and attached Rights) shall have been filed with the SEC;

         b. The Board or a Board Committee shall have taken appropriate action to: (i) authorize and approve the issuance and sale of the Common Stock and the issuance in accordance with the Rights Agreement dated as of October 1, 2001 between the Company and the rights agent, UMB Bank, National Association, of the Rights attached to such Common Stock, (ii) fix or otherwise determine the consideration to be received therefor, (iii) authorize and approve the form and substance of the documents ("Sale Documents") to be used in connection with the issuance and sale of such Common Stock (and attached Rights), and (iv) take or, subject to specified guidelines, delegate to appropriate officers or representatives


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              of Company the authority to take and, pursuant thereto, such officers or representatives shall have taken, all other necessary final actions to consummate authorization of the issuance and sale of such Common Stock (and attached Rights);

         c. The Sale Documents shall have been duly executed and delivered by or on behalf of the parties thereto and shall have become effective as provided therein; and

         d. The Common Stock (and attached Rights) shall have been issued and delivered for the consideration contemplated.

     I am a member of the Missouri Bar and, in rendering this opinion, I am not holding myself out as an expert on the laws of any other state.

     I hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the use of my name as counsel therein. In giving such consent, I do not thereby admit that I am within the category of persons whose consent is required pursuant to Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

                           Very truly yours,

                           /s/ Gerald T. McNeive, Jr.

                           Gerald T. McNeive, Jr.